UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Swift Rails, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> September 18, 2019

Physical address of issuer
340 Pleasant View Drive , Lancaster , NY 14086

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$198,891	$368,989
Cash & Cash Equivalents	$24,534	$192,029
Accounts Receivable	$22,063	$27,623
Short-term Debt	$172,984	$12,286
Long-term Debt	$0.00	$156,122
Revenues/Sales	$215,906	$22,262
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$507,650	-$402,932


April 3, 2025

FORM C-AR

Swift Rails, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Swift Rails, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.swiftrails.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 3, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Swift Rails, Inc. (the "Company") is a Delaware Corporation, formed on September 18, 2019.

The Company is located at 340 Pleasant View Drive , Lancaster , NY 14086.

The Company's website is https://www.swiftrails.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, manufactures and markets a new form of individualized transit that is both financially and environmentally sustainable. Semi-autonomous 1, 2 and 4 passenger vehicles are hailed on-demand via app, zero-emission, and travel rapidly on a highway of elevated rails. The Company plans to generate revenue through the design, construction and operation of systems. We are passionate about providing much needed, efficient and affordable public mobility. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!

RISK FACTORS

Risks Related to the Company's Business and Industry

The Individualized Transit System has not been built. The System is very novel.
The Individualized Transit System has been substantially designed by the Company. While a full-scale vehicle prototype and outdoor test track have been built, there is no existing complete system or pilot system in a real-world application. Consequently, there is no guarantee that the Individualized Transit System will work as conceived or that any of the Company's projections will be achieved.

The Individualized Transit System Involves the Implementation of multiple technologies including software to run the system and a cell phone app.

We are an early stage company with no historical performance,
We are a development stage company. We have not generated any sales revenue to date. Any and all statements about future operational and financial performance are forward looking statements. Actual results may vary materially from these statements.

We will require additional financing.
The company will require additional operating capital within 12 months. There is no assurance that the Company will be able to obtain such additional financing or that it can be obtained upon terms that are acceptable to our shareholders. Our projects are capital intensive. We may finance each transportation system individually using a combination of public and private funding. In some cases, the Company will form special purpose subsidiaries to own and operate a project. The Company may not own 100% of these subsidiaries and may not control these subsidiaries. Additional financing will dilute your share of the company's equity. If we can not secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our stock.
We have never paid cash dividends on our common or preferred stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our preferred or common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

The Company's limited operating history makes the Company's business difficult to evaluate.
The Company was formed on September 18, 2019. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

The Company relies on its Intellectual Property which may not be adequate and may be difficult to protect.
The Company's Personalized Transit System was developed by Swift Rails, LLC. a predecessor entity to the Company under common control with the Company. The Company believes that all of the intellectual property comprising the Personalized Transit System will be owned or controlled by the Company or otherwise legally available to the Company, but there is no assurance that challenges to the Company's rights may not emerge. The Company has supplied for certain patents related to the System. A non-provisional patent covering the general system design and switching mechanisms was filed in October 2017 ('' Intelligent Transportation

System and Method", 62/576.676), and an international application was filed on 11 October 2018 (PCT/US18/57506). The Company received notice from the USPTO that its first patent, No. 11,760,391, was issued on September 19th, 2023, and filed additional claims on continuation and additional patent filings on new technology in August 2023. Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances. enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, but we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other propriety rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights. we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Issues related to Permitting and Rights-of-Way could significantly affect our projects.
Permitting and right-of-way access in the case of each project will vary significantly and may be implemented differently In different Jurisdictions. The Personalized Transit System is expected to require easement rights (or similar rights depending on the jurisdiction) for the erection of its poles and track. The Company may seek additional property rights, which may include fee title, for its stations. The acquisition of these rights may entail securing property rights or easements from each property owner whose property will have poles or rails traversing their property. In some cases the Company may require municipal approvals. As the Company wins contracts to build and install the Personalized Transit System, the Company will evaluate each project's legal requirements and will determine how they can be met on a case-by-case basis.

The Company's success depends on the experience and skill of the Board of Directors, the management team, Its executive officers and key employees. As of the date hereof, the Company has employment and confidentiality agreements in place with all employees, including college interns.
The expected compensation ranges for senior employees of the Company will be substantially below their earning power in the market. This differential will be offset by equity compensation. As the company grows, the corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to

operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the company's business and prospects.

General economic conditions and volatility in the worldwide economy may negatively affect the Company.

The Company's performance will depend significantly on economic conditions, particularly those in the United States. Spending on capital investments is affected by a number of factors, including consumer confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, tariffs, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities to reduce or eliminate infrastructure spending.

There is no guarantee that a purchaser of our securities will ever realize a return on his/her/its investment.

There is no assurance that a purchaser will realize its return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It Is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares.

Our securities will not be freely tradable until one year from the Initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction. our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to us.

No governmental agency has reviewed or passed upon our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, we will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

James Enright and Anthony Gale are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and d decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make an follow-on investment, or the lack of an opportunity to make such a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.
Following the investors investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

A sale of the issuer or of assets of the issuer As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets.
Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company. or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investors initial Investment in the Company.

Transactions with related Parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, manufactures and markets a new form of individualized transit that is both financially and environmentally sustainable. Semi-autonomous 1, 2 and 4 passenger vehicles are hailed on-demand via app, zero-emission, and travel rapidly on a highway of elevated rails. The Company plans to generate revenue through the design, construction and operation of systems. We are passionate about providing much needed, efficient and affordable public mobility. Transportation is the largest source of greenhouse gases and a multi-trillion dollar market. It's a place where we can have a big positive impact. The number of vehicles doubles every 20 years and we are running out of room for more roads. The path we are on is simply unsustainable. We can do much better!

Business Plan

Business Plan attached to the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Neumaier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Swift Rails, Inc - September 2019-Present

Education

University at Buffalo - MS - Natural Sciences Clarkson University - BS - Civil and Environmental Engineering

Name

Daryl Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO; Secretary; Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Swift Rails, Inc. - September 2019 - Present

Education

Canisius College - BS Finance CFA Institute - CFA charterholder

Name

Anthony Gale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO, Swift Rails, Inc. - September 2019 - Present

Education

Naveen Jindal School of Management - MBA - Business Administration University of London - MS - Remote Sensing University of Birmingham - BS - Earth Sciences

Name

James Enright

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President; Chief Design Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President; Chief Design Officer 2019-Present Automotive Technician, Russo's Automotive Service - 1993-2024

Education

SUNY College of Technology - Associate Degree - Automotive Technology

Name

Mark Cotter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member; Chief Safety Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Member; Chief Safety Officer 2019-Present Corporate Environmental, Health & Safety Director, GSD Inc. - February 2014- Present Regional Environmental, Health & Safety Manager, Veterans' Heath Administration (Federal Government) - April 1990 - August 2019

Education

BS - Geology, University of Montana Masters of Science Virginia Commonwealth University Certified Industria I Hygienist (CIH) Certified Safety Professional (CSP), Geologist

Name

Andreas Calianos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member September 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Skepticus - January 2025 - Present CEO eAmbient, Inc. - December 2021 - December 2024 DriWay Technologies - CEO February 2021 - December 2021, Head of Global Sales October 2020 - February 2021, Head of US Sales - June 2020 - October 2020

Education

Boston College - BS combined degree in Computer Science and Biology

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Neumaier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and CEO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Swift Rails, Inc - September 2019-Present

Education

University at Buffalo - MS - Natural Sciences Clarkson University - BS - Civil and Environmental Engineering

Name

Daryl Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO; Secretary; Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Swift Rails, Inc. - September 2019 - Present

Education

Canisius College - BS Finance CFA Institute - CFA charterholder

Name

Anthony Gale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO, Swift Rails, Inc. - September 2019 - Present

Education

Naveen Jindal School of Management - MBA - Business Administration University of London - MS - Remote Sensing University of Birmingham - BS - Earth Sciences

Name

James Enright

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President; Chief Design Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President; Chief Design Officer 2019-Present Automotive Technician, Russo's Automotive Service - 1993-2024

Education

SUNY College of Technology - Associate Degree - Automotive Technology

Name

Mark Cotter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member; Chief Safety Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Member; Chief Safety Officer 2019-Present Corporate Environmental, Health & Safety Director, GSD Inc. - February 2014- Present Regional Environmental, Health & Safety Manager, Veterans' Heath Administration (Federal Government) - April 1990 - August 2019

Education

BS - Geology, University of Montana Masters of Science Virginia Commonwealth University Certified Industria I Hygienist (CIH) Certified Safety Professional (CSP), Geologist

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,574,176
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings}.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under the Company's equity compensation plans, an Investor's interests in the Company could be diluted. This means that the pro-rata portion of the Company represented by d1e Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Other Material Terms or information.	

Type of security	Swift Rails Equity Incentive Options
Amount outstanding	451,915
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	Options vest immediately, 10-20 year expiry.

Type of security	Preferred Stock
Amount outstanding	119,238
Voting Rights	Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Current Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Kevin Neumaier
Amount outstanding	$168,322
Interest rate and payment schedule	8% interest
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	August 31, 2025
Other material terms	No fixed payment schedule, Company may make lump payments or pay the outstanding balance at any time without penalty or bonus.

The total amount of outstanding debt of the company is $168,322.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	60,667	$352,475.00	General Operations	February 15, 2021	Regulation CF
Preferred Stock	38,071	$342,639.00	General Operations	December 17, 2022	Regulation CF
Preferred Stock	20,500	$225,500.00	General Operations	November 17, 2023	Rule 506(b)

Ownership

A majority of the Company is owned by Kevin Neumaier and James Enright.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Kevin Neumaier	32.0%
James Enright	24.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of March 31, 2025 the Company has approximately $37,000 in cash with current monthly expenses running approximately $15,000/month. The Company has grants and tax credits to help offset a portion of operating expenses but will need to raise more capital or secure its first project contract within the next 3 months or so to maintain current operations. The Company recently began a capital raising campaign and is in advanced discussions on multiple promising projects. Selling public transportation is a complex and slow-moving process that often requires approval from multiple stakeholders. Selling a brand-new form of public transportation with no existing full-scale deployment in operation adds to the complexity and challenges.

Management is focused on continuing to advance multiple ongoing project discussions by arranging follow-up meetings with key stakeholders to discuss next-stage steps, more detailed planning and analysis of project ridership, and capital, implementation and financing costs. In addition to projects, management is pursuing grant funding from the Department of Energy and other government sources. Management also has an ongoing securities offering to raise more capital to fund business development related to ongoing project discussions, R&D and general operations.

Liquidity and Capital Resources

On February 15, 2021 the Company conducted an offering pursuant to Regulation CF and raised $352,475.00.

On December 17, 2022 the Company conducted an offering pursuant to Regulation CF and raised $342,639.00.

On November 17, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $225,500.00.

The Company has the following sources of capital in addition to the proceeds from Equity Offerings:
The Company has won a grant from the New York State Energy Research and Development Authority (NYSERDA) to pay most of its cost for a limited number of college interns. In addition, the Company has R&D tax credits to help offset some payroll costs. The Company does not have any additional committed sources of capital.

Capital Expenditures and Other Obligations

Material Changes and Other Information

In 2H2024 the Company was awarded a Phase I Small Business Innovation Research (SBIR) award from the Department of Energy's Vehicle Technology Office under a program to develop sustainable urban transportation. The grant is being used to determine and enhance the energy efficiency of Swift Rails vehicles. This DOE SBIR Phase I grant was for $206k which is why the Company's revenue increased so much from 2023 to 2024. Although there is no guarantee of success, the Company plans to apply for Phase II of this award which would be in excess of $1.0 million.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Kevin Neumaier
Relationship to the Company	CEO
Total amount of money involved	$150,000
Benefits or compensation received by related person	8.00% per annum, calculated monthly
Benefits or compensation received by Company	$150,000 in loans for operating capital with flexible repayment terms
Description of the transaction	Loan- No fixed payment schedule, no security or collateral, Company may make lump payments or pay the outstanding balance at any ti.me without penalty or bonus. Maturity date of August 31, 2025.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daryl Anderson
_____
(Signature)

Daryl Anderson
_____
(Name)

CFO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



Swift Rails, Inc. (the "Company"), a Delaware Corporation

Annual Financial Statements *(Unaudited)*
Years Ended December 31, 2023 & 2024

Swift Rails, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)

	December 31, 2024		December 31, 2023	
Assets				
Current assets:				
Cash & equivalents	$	24,534	$	192,029
Grant income receivable		6,636		1,867
Tax credit receivable		15,427		25,756
Total current assets	$	46,597	$	219,651
Property and equipment (at cost)	$	145,589	$	128,723
Accumulated depreciation		(54,395)		(40,245)
Property and equipment (net)	$	91,194	$	88,478
Patent	$	61,100	$	60,861
Total assets	**$**	**198,891**	**$**	**368,989**
Liabilities and Shareholders Equity				
Current liabilities:				
Miscellaneous accrued expenses	$	4,661	$	12,286
Short-term loan		168,322		-
Total current liabilities	$	172,984	$	12,286
Long term liabilities:	$	-	$	156,122
Total liabilities	**$**	**172,984**	**$**	**168,408**
Shareholders' equity:				
Common stock	$	13	$	13
Preferred stock		1		1
Additional Paid In Capital		1,672,930		1,339,954
Accumulated Deficit		(1,647,037)		(1,139,387)
Total shareholders' equity	$	25,908	$	200,582
Total liabilities and shareholders' Equity	**$**	**198,891**	**$**	**368,989**

Swift Rails, Inc.
Consolidated Condensed Statements Of Operations
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	For the Year Ended December 31,	
	2024	**2023**
Revenue	$ 215,906	$ 22,262
Operating Expenses		
Selling, General and Administrative	$ (313,771)	$ (198,484)
Research and Development	(375,675)	(217,875)
Capital Raise Costs	(4,919)	(4,696)
Depreciation	(17,193)	(13,145)
Total Operating Expenses	(711,558)	(434,199)
Operating Loss	(495,652)	(411,938)
Other Income (Expense)		
Interest income	$ 203	$ 45
Interest expense	(12,200)	(6,255)
Other	-	15,216
Total Other Income	(11,997)	9,006
Provision for Income Tax	-	-
Net Loss	$ (507,650)	$ (402,932)

Swift Rails, Inc.
Consolidated Condensed Statement of Cash Flows
For The Years Ended December 31, 2024 and 2023
(Unaudited)

	For the Year Ended December 31,			
	2024		**2023**	
Cash Flows From Operating Activities				
Net loss from operations	$	(507,650)	$	(402,932)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		17,193		13,145
Grant Revenue Receivable		(4,770)		8,048
Tax credit receivable		10,329		(3,227)
Bank charge payment (receivable)		-		-
APIC - Stock-based compensation		332,976		143,177
Changes in operating assets and liabilities:				
Accrued expenses		16,861		18,408
Net Cash Used In Operating Activities	$	(135,060)	$	(223,381)
Cash Flows From Investing Activities				
Patent costs	$	(3,283)	$	(16,718)
Purchase of property, plant, equipment		(16,866)		(7,575)
Net Cash Used In Investing Activities	$	(20,148)	$	(24,293)
Cash Flows From Financing Activities				
Payment of acrrued expenses	$	(12,286)	$	(10,275)
Short-term Loan		-		(15,000)
Long-term Loan		-		150,000
Preferred equity issued at $11.00, 20,500 shares		-		225,500
Preferred equity issued at $9.00, 38,071 shares		-		-
Net Cash Provided By Financing Activities	$	(12,286)	$	350,225
Net Increase (Decrease) in Cash	$	(167,495)	$	102,551
Cash at Beginning of Period		192,029		89,477
Cash at End of Period	$	24,534	$	192,029

Swift Rails, Inc.
Statement of Changes in Shareholders' Equity
Years Ended December 31, 2024 and 2023

	Common			Preferred				
	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
12/31/2022	1,388,503	$ 13	$ 276,164	98,738	$ 1	$ 695,113	$ (736,455)	$ 234,836
Net operating loss							$ (402,932)	$ (402,932)
Issuace of preferred stock[1]				20,500	$ 0	$ 225,500		$ 225,500
Issuance of common stock via equity incentive plan[2]	16,013		$ 143,177					$ 143,177
12/31/2023	1,404,516	$ 13	$ 419,341	119,238	$ 1	$ 920,613	$ (1,139,387)	$ 200,582
Net operating loss							$ (507,650)	$ (507,650)
Issuace of preferred stock(7)								
Issuance of common stock via equity incentive plan[3]	17,700		$ 332,976					$ 332,976
12/31/2024	1,422,216	$ 13	$ 752,317	119,238	$ 1	$ 920,613	$ (1,647,037)	$ 25,908

Notes:
_____

1) Private placement of 20,500 shares at $11.00/share as of 12/31/23

2) 2022 equity compensation awarded in calendar 2023 - 16,013 shares of common and 71,555 options on common

3) 2023 equity compensation awarded in calendar 2024 - 17,700 shares of common and 104,933 options on common

Swift Rails, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swift Rails, Inc. ("the Company") was formed in Delaware on September 18th, 2019. The Company generates revenue from the design, construction, and operation of its ultra-light rail personal rapid transit system. The Company is headquartered in Lancaster, NY.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Grant Revenue

The Company reports grants as revenue as all public transportation is subsidized with federal and state funding. The Company's performance obligation includes the fulfillment of specified milestones and objectives as outlined in the terms of the government grants. These milestones may include the completion of research and development projects, the attainment of certain performance metrics, and the hiring of personnel for the purposes of their training and professional development. The Company collects cash and recognizes revenue from government grants upon their receipt when there is reasonable assurance that the Company will comply with the conditions outlined therein.

In 2024 and 2023, the Company received total grants in the respective amount of $8,763 and $22,262 from the New York State Energy Research and Development Authority (NYSERDA) for the purpose of funding payroll, intern training, and development. In 2024 the Company also received an award from a DOE SBIR Phase I grant in the amount of $206,423 along with a related additional DOE payment of $720.

Grant Revenue Receivable

In 2024 and 2023, the Company incurred respective amounts of $8,763 and $22,262 in payroll expenses that will be reimbursed by the NYSERDA. Per the "Grant Revenue" disclosure above, $2,127 from 2024 and $20,395 from 2023 have been reimbursed in the form of grant income, leaving outstanding receivable balances of $6,636 and $1,867 as of December 31, 2024 and 2023, respectively.

Tax Credit Receivable

As of December 31, 2023, the Company incurred cumulative total qualifying research and development expenses in the amount of $372,325. The Company received $10,329 in cash benefits from R&D credits during 2024, and $11,990 in cash benefits from R&D credits during 2023 resulting in a Federal Research & Development Tax Credit receivable of $15,427 that remained outstanding as of December 31, 2024, and $25,756 remained outstanding as of December 31, 2023.

The Company's total qualifying research and development expenses in 2024 have yet to be determined.

Other Income

In 2023, the Company received a Research & Development Tax Credit in the amount of $15,216.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Prototype	10	141,500	50,647	-	90,853
Trailer	5	4,089	3,748	-	341
Grand Total	-	145,589	54,395	-	91,194

Intangible Assets

The Company's intangible assets consist of US and international patent application costs. The Company's first patent was issued in September 2023, therefore the first amortization expense of $3,043 was recorded as of December 31, 2024, and no amortization expense was recorded as of December 31, 2023. The total ending balance of this asset was $61,100 and $60,861 as of December 31, 2024 and 2023, respectively.

Capital Raise Costs

Capital raise costs consist of fees associated with an equity raise campaign such as legal, marketing, and commissions. The Company anticipates this line item to be non-recurring in future years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expenses as costs are incurred. incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2020, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. The Company has allocated a total of 567,000 shares of its Common Stock towards this Plan to be granted as Stock Options and Restricted Stock Awards. Both the Stock Options and Restricted Stock Awards shall vest immediately upon execution of an agreement.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgement is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	63,052		
Granted	71,555	$ 2.280	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2023	134,607	$ 1.682	$ -
Granted	104,933	$ 2.790	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2024	239,540	$ 2.168	$ -
Options exercisable, December 31, 2024	239,540	$ 2.168	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2023		
Granted	71,555	$ 2.280
Vested	(71,555)	$ 2.280
Forfeited	-	$ -
Nonvested options, December 31, 2023	-	$ -
Granted	104,933	$ 2.790
Vested	(104,933)	$ 2.790
Forfeited	-	$ -
Nonvested options, December 31, 2024	-	$ -

The following is an analysis of shares of the Company's Common Stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	-	$ -
Granted	16,013	$ 2.280
Vested	(16,013)	$ 2.280
Forfeited	-	$ -
Nonvested shares, December 31, 2023	-	$ -
Granted	17,700	$ 2.790
Vested	(17,700)	$ 2.790
Forfeited	-	$ -
Nonvested shares, December 31, 2024	-	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions.

In December 2022, the Company entered into a loan agreement for $15,000 with its CEO. This note accrues interest at a rate of 5.50%, is not secured, and matures in February 2023. This note was paid in full in January 2023.

In May, July, and August 2023, the Company's CEO advanced multiple funds totaling $150,000 which have been memorialized by multiple loan agreements all bearing the same interest rate of 8.00%, no security interest, and maturity dates in August 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Please see "Note 3" regarding a related party note payable.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	150,000	8.00%	2025	150,000		150,000	18,322
Total				-	**150,000**	**150,000**	**18,322**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2024	-
2025	150,000
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 1,422,216 and 1,404,516 shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 500,000 shares of Preferred Stock with a par value of $0.00001 per share. A total of 119,238 and 119,238 were issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically upon change of control events whereby the Company closes the sale of shares of its Common Stock to the public resulting in at least $10M worth of proceeds.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to Common Shareholders in an amount not to exceed $11.00 per share plus any dividends declared but unpaid.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from an equity raise campaign and from grants administered by government agencies and research institutions pursuant to the Company's research and development activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as

needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.